Exhibit 99.3
Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Balance Sheets
Unaudited
(expressed in U.S. dollars)

	June 30,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	45,345,309	26,677,452
Restricted cash (note 3)	500,000	2,000,000
Prepaid expenses and advances	393,397	89,753

	46,238,706	28,767,205

Deposit on option agreement (note 4)	500,000	—

Loans receivable (note 5)	3,051,919	1,377,754

Property, plant and equipment - net of accumulated depreciation of $112,887 (December 31, 2005 - $79,871)	514,620	372,351

Exploration properties (note 3)	51,247,702	29,989,772

	101,552,947	60,507,082

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,159,669	916,298
Due to related parties (note 6)	169,529	115,418

	1,329,198	1,031,716

Shareholders’ Equity

Share capital (note 7)
Authorized : Unlimited with no par value

Issued and outstanding 118,318,624 (December 31, 2005 – 97,741,744) common shares	101,179,123	59,894,867

Contributed surplus	4,367,254	3,323,299

Deficit	(5,322,628)	(3,742,800)

	100,223,749	59,475,366

	101,552,947	60,507,082

Commitments (note 9)
Contingencies (note 3 and 5)
Approved by the Board of Directors

(signed) David Lowell	Director	(signed) Charles Preble	Director

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Shareholders’ Equity
Unaudited
(expressed in U.S. dollars)

					Deficit
		Warrants			accumulated
		and			during the
	Common	agent	Common	Contributed	exploration
	Stock	options	stock	surplus	stage	Total equity
			$	$	$	$
Shares issued for cash	1	—	1,187,562	—	—	1,187,562
Loss for the period	—	—	—	—	(43,741)	(43,741)

Balance — December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821

Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock-based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance — December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

Shares issued for cash – options exercised	200,000	(200,000)	280,000	—	—	280,000
Fair value of options exercised			117,410	(117,410)	—	—
Stock-based compensation	—	—	—	1,048,158	—	1,048,158
Loss for the period	—	—	—	—	(1,468,148)	(1,468,148)

Balance — June 30, 2005	94,227,320	23,767,882	53,231,850	2,764,903	(1,789,177)	54,207,576

Shares issued for cash – Warrants exercised	3,514,424	(3,514,424)	5,974,511	—	—	5,974,511
Warrants expired	—	(1,381)	—	—	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	1,246,902	—	1,246,902
Loss for the period	—	—	—	—	(1,953,623)	(1,953,623)

Balance — December 31, 2005	97,741,744	20,252,077	59,894,867	3,323,299	(3,742,800)	59,475,366

Shares issued for cash – Options exercised	463,780	—	666,352	—	—	666,352
Shares issued for cash – Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	40,226,200
Warrants expired	—	(8,084)	—	—	—	—
Fair value of options exercised	—	—	391,704	(391,704)	—	—
Stock-based compensation	—	—	—	1,435,659	—	1,435,659
Loss for the period	—	—	—	—	(1,579,828)	(1,579,828)

Balance — June 30, 2006	118,318,624	130,893	101,179,123	4,367,254	(5,322,628)	100,223,749

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Unaudited
(expressed in U.S. dollars)

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	$	$	$	$
Interest income	496,312	167,073	782,549	412,446

Expenses
Stock-based compensation	538,061	453,858	1,027,631	812,016
Professional fees	362,952	325,730	759,075	488,949
Management fees and salaries	142,221	103,055	273,244	232,693
Listing and filing fees	3,513	26,017	207,790	43,352
Office	66,552	33,843	122,879	60,732
Shareholder information	66,370	15,368	116,533	22,711
Travel	52,175	15,946	75,216	32,326
Donations and Scholarships	4,516	—	4,516	—
Bank charges	(8,878)	756	3,027	1,089
Depreciation	882	450	1,764	900
U.S. registration	—	(127,060)	—	71,981
Foreign exchange loss (gain)	(140,494)	72,986	(229,298)	113,845

	1,087,870	920,949	2,362,377	1,880,594

Loss for the period	(591,558)	(753,876)	(1,579,828)	(1,468,148)

Deficit — Beginning of period	(4,731,070)	(1,035,301)	(3,742,800)	(321,029)

Deficit — End of period	(5,322,628)	(1,789,177)	(5,322,628)	(1,789,177)

Loss per share — basic and diluted	(0.01)	(0.01)	(0.01)	(0.02)

Weighted average number of shares outstanding	118,057,892	94,159,188	110,297,980	94,093,254

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Unaudited
(expressed in U.S. dollars)

	Three	Three
	Months	Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	$	$	$	$
Cash flows from (used in) operating activities
Loss for the period	(591,558)	(753,876)	(1,579,828)	(1,468,148)
Items not affecting cash
Depreciation	882	450	1,764	900
Stock-based compensation	538,061	453,858	1,027,631	812,016
Change in non-cash working capital items
Prepaid expenses and advances	(309,134)	(327,105)	(303,644)	(262,682)
Accounts payable and accrued liabilities	(1,862,322)	1,620,843	243,371	1,428,025

	(2,224,071)	994,170	(610,706)	510,111

Cash flows from (used in) financing activities
Share capital issued for cash — net	446,341	280,000	40,892,552	280,000
Due to related parties	(24,938)	(58,321)	54,111	(219,444)

	421,403	221,679	40,946,663	60,556

Cash flows from (used in) investing activities
Restricted cash	1,500,000	—	1,500,000	—
Deposit on an option agreement	—	—	(500,000)	—
Loans receivable	131,035	(1,080,000)	(1,674,165)	(1,080,000)
Purchase of property, plant and equipment	(66,904)	(104,293)	(175,285)	(163,020)
Exploration properties	(17,869,098)	(5,922,243)	(20,818,650)	(9,010,049)

	(16,304,967)	(7,106,536)	(21,668,100)	(10,253,069)

Increase (decrease) in cash and cash equivalents	(18,107,635)	(5,890,687)	18,667,857	(9,682,402)

Cash and cash equivalents — Beginning of period	63,452,944	36,915,613	26,677,452	40,707,328

Cash and cash equivalents — End of period	45,345,309	31,024,926	45,345,309	31,024,926

Non-cash investing and financing activities
Exploration properties – Stock-based compensation	270,502	127,785	408,028	236,143

Exploration properties – Depreciation	14,042	8,388	31,252	17,570

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Unaudited
(expressed in U.S. dollars)
1	Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at June 30, 2006, the Company has no properties under development and to date has not generated any operating revenues. Consequently, it is considered to be in the exploration stage.

2	Significant accounting policies

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

3	Exploration properties – Toromocho Project

	Six Months	Twelve Months
	Ended	Ended
	June 30,	December 31,
	2006	2005
	$	$
Balance — Beginning of period	29,989,772	12,756,598

Costs for the period:
Deposit on water treatment plant	15,000,000	—
Supplies and general	1,789,800	2,536,686
Salaries and consulting	1,475,191	3,591,827
Drilling	1,150,673	6,195,624
Value added tax	717,602	1,719,595
Acquisition and lease	456,114	336,760
Stock-based compensation	408,028	511,532
Assay sampling and testing	183,233	1,176,398
Travel	46,037	111,605
Depreciation	31,252	53,147
Royalty advance	—	1,000,000

Costs for the period	21,257,930	17,233,174

Balance — End of period	51,247,702	29,989,772

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Unaudited
(expressed in U.S. dollars)
On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro- del Peru S.A. (“Centromin”). Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.

In June 2006, the option was renewed for an additional year, and can be renewed for one additional annual period.

Under the terms of the contract, the Company was required to invest in the project not less than $3,000,000 (completed) in the first two contract years. The commitments under the option agreement are as follows:
•	$3 million in each of the third, fourth and fifth year (completed).
Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its total expenditure obligation of $12 million.

Upon exercise of the Toromocho Option, the Company would enter into a Transfer Agreement with Centromin to transfer Centromin’s interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30.0 million towards required development obligations.

The Company has $15 million in a restricted, non-refundable account for the construction of a water treatment plant to treat water coming from the Morococha mining district. The Company will be responsible for the construction of the water treatment plant and administration of funds used for studies and construction. Once constructed, the Company and other mining companies in the Morococha mining district will pay their pro-rata share of the operating costs of the plant and, eventually, the closure costs of the plant. The Company will have no responsibility or liability for the operation of the plant once it is constructed. The Company will be responsible for construction costs over and above the initial estimate of $15 million.

Restricted cash of $500,000 has been provided as security for possible environmental liabilities resulting from exploration drilling. Under an addendum to the Toromocho Option Agreement, the Company contributed $1 million to a fund to improve the economic and social conditions in the area influenced by the Toromocho Project. The Company made a second payment of $1 million in September 2005, which is an advance against royalties.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that the concessions were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Unaudited
(expressed in U.S. dollars)
4	Deposit on option agreement

On March 17, 2006, the Company signed an agreement, which gives it an option to acquire the Morococha mining concessions, surface areas and assets of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), a privately held Peruvian mining company. PCI has paid a non-refundable $500,000 and may pay an additional $500,000 for a six-month option period during which a due diligence review will be made of the Austria Duvaz assets and liabilities. This second $500,000 is to be paid, provided that Austria Duvaz fulfills certain conditions during the due diligence review period. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years.

5	Loans receivable

On May 9, 2005, the Company entered into purchase agreements whereby it acquired $9.6 million of loans receivable by various lender institutions in Peru for payments totalling $2.9 million. Austria Duvaz, the borrower of the purchased loans, owns mining concessions and surface rights adjacent to the Toromocho Project (note 4).

Subsequent to the acquisition of the loans, the Company filed an application to place Austria Duvaz into bankruptcy proceedings. On August 4, 2005, the bankruptcy agency ruled against the Company’s application. The Company has appealed the ruling and believes the ruling will be overturned. Additionally, on August 10, 2005, Austria Duvaz has filed an injunction against the Company from acquiring additional loans, in which it is seeking damages of $15.0 million. The Company believes that these claims made by Austria Duvaz are without merit and has filed an appeal to the injunction.

$1.0 million of the loans receivable are secured by certain mining concessions in Peru. In February 2005, a court approved the foreclosure of the mortgage. However Austria Duvaz has appealed the decision.

All of the legal proceedings brought by the Company and Austria Duvaz have been suspended during the due diligence period (note 4). Included in the loans receivable is $126,919 in legal fees paid to acquire the loans.

6	Related party transactions
a)	During the six months ended June 30, 2006, the Company received consulting and management services from certain principal directors or companies controlled by directors in the amount of $207,602 (June 30, 2005 — $106,659).

b)	During the six months ended June 30, 2006, the Company received legal services from a law firm, in which an officer of the Company is a partner in the law firm, in the amount of $84,610. (June 30, 2005 — $89,411).

c)	The amounts payable to related parties are non-interest bearing, due on demand and unsecured.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)
7	Share capital
The share capital of the Company is composed of an unlimited number of common and preferred shares. As at June 30, 2006, no preferred shares are issued and outstanding.

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

		Weighted
	Number of	average
	options	exercise price	Expiry
		(in C$)
Options outstanding at December 31, 2004	5,922,100	1.70

Granted	1,950,400	1.53	2010
Cancelled	(359,500)	1.69	2009

Options outstanding at December 31, 2005	7,513,000	1.65

Granted	1,071,500	5.08	2011
Exercised	(463,780)	1.69	2009
Cancelled	(255,460)	1.65	2009

Options outstanding at June 30, 2006	7,865,260	2.18

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at June 30, 2006:

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)

	Exercise	Number	Number
	price	outstanding	exercisable
Expiry date	$
February 24, 2009	US$1.40	1,020,000	816,000
June 29, 2009	US$1.40	254,800	188,800
October 6, 2009	C$1.65	3,208,960	1,863,000
November 24, 2009	C$1.56	576,000	336,000
February 8, 2010	C$1.26	300,000	120,000
May 5, 2010	C$1.58	1,434,000	541,800
February 6, 2011	C$4.25	300,000	—
May 10, 2011	C$5.40	771,500	—

		7,865,260	3,865,600

On February 8, 2005, the Company issued 300,000 share purchase options to a director of the Company with an exercise price equal of C$1.26. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on August 8, 2005. All of these options will expire on February 8, 2010. The Company estimated the fair value of these options to be $190,615.

On May 5, 2005, the Company issued 1,600,400 share purchase options to an employee, consultants and directors of the Company with an exercise price of C$1.58. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on November 5, 2005. All of these options will expire on May 5, 2010. The Company estimated the fair value of these options to be $1,286,277. Of these options, 85,800 have been cancelled.

On February 6, 2006, the Company issued 300,000 share purchase options to a director of the Company with an exercise price of C$4.25. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on August 6, 2006. All of these options will expire on February 6, 2011. The Company estimated the fair value of these options to be $710,604.

On May 10, 2006, the Company issued 771,500 share purchase options to officers and employees of the Company with an exercise price of C$5.40. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on November 10, 2006. All of these options will expire on May 10, 2011. The Company estimated the fair value of these options to be $2,400,265.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)
    The fair values of the options granted during the six months ended June 30, 2006 were estimated using the Black-Scholes options pricing method with the following assumptions:

Six Months Ended
June 30, 2006
Risk-free interest rate	4.12 - 4.30%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	5
Stock-based compensation expense will be recorded over the vesting period of the share purchase options granted. During the six months ended June 30, 2006, compensation expense of $1,435,659 was recorded. Of this amount $1,027,631 was an operating expense in the period and $408,028 was capitalized to exploration properties.

Agent options

As at June 30, 2006, 130,893 agent options were outstanding with an exercise price of $1.40 and expiring on March 18, 2007.

8	Income taxes

As of December 31, 2005, the Company has incurred non-capital losses for Canadian tax purposes of approximately C$10,623,000, which may be carried forward and used to reduce taxable income. These losses expire as follows:

$
2014	5,528,000
2015	5,095,000

Total	10,623,000

The potential future tax benefits of these losses amounting to approximately $3,824,000 have been reduced to $nil by a valuation allowance.

There are no significant unrecognized income tax assets or temporary differences in the Company’s subsidiaries.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)
9 Commitments
The employment agreement for the Company’s CEO provides for a base salary of $144,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CEO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.
Mineral property commitments are described in notes 3, 4 and 5.
10 Segmented information
The Company has one operating segment, which is mineral exploration. Assets by geographic segment are as follows:

	June 30, 2006	December 31, 2005
	$	$
Canada	44,090,130	24,841,625
Peru	57,462,817	35,665,457

	101,552,947	60,507,082

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.

11	United States generally accepted accounting principles (U.S. GAAP)

The effect of the measurement differences between Canadian GAAP and U.S. GAAP are summarized below.

Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

The significant changes in the interim consolidated financial statements relative to U.S. GAAP are as follows:

	June 30,	December 31,
	2006	2005
Consolidated Balance Sheets	$	$
Total assets following Canadian GAAP	101,552,947	60,507,082
Net effect of write-down of deferred expenditures	(51,247,702)	(29,989,772)

Total assets under U.S. GAAP	50,305,245	30,517,310

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)

	For the Three	For the Three	For the Six	For the Six	Period from
	Months	Months	Months	Months	April 24, 2003
	Ended June	Ended June	Ended June	Ended June	to June 30,
	30, 2006	30, 2005	30, 2006	30, 2005	2006
	$	$	$	$	$
Statements of Operations and Deficit
Net loss following Canadian GAAP	(591,558)	(753,876)	(1,579,828)	(1,468,148)	(5,322,628)
Net effect of write-down of deferred expenditures	(18,153,642)	(6,058,416)	(21,257,930)	(9,263,762)	(51,247,702)

Net loss and comprehensive loss under U.S. GAAP	(18,745,200)	(6,812,292)	(22,837,758)	(10,731,910)	(56,570,330)

Loss per share under U.S. GAAP	(0.16)	(0.07)	(0.21)	(0.11)

Weighted average number of shares outstanding, following U.S. GAAP	118,057,982	94,159,188	110,297,980	94,093,254

	For the Three	For the Three	For the Six	For the Six	Period from
	Months	Months	Months	Months	April 24, 2003
	Ended June	Ended June	Ended June	Ended June	to June 30,
	30, 2006	30, 2005	30, 2006	30, 2005	2006
	$	$	$	$	$
Statements of Cash Flows
Cash flows from (used in) operating activities, Canadian GAAP	(2,224,071)	994,170	(610,706)	510,111	(1,127,769)

Deferred expenditures	(17,869,098)	(5,922,243)	(20,818,650)	(9,010,049)	(50,210,760)

Cash flows used in operating activities, U.S. GAAP	(20,093,169)	(4,928,073)	(21,429,356)	(8,499,938)	(51,338,259)

Cash flows used in investing activities, Canadian GAAP	(16,304,967)	(7,106,536)	(21,668,100)	(10,253,069)	(54,890,256)

Deferred expenditures	17,869,098	5,922,243	20,818,650	9,010,049	50,210,760

Cash flows used in investing activities, U.S. GAAP	(1,564,131)	(1,184,293)	(849,450)	(1,243,020)	(4,679,496)

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)

						Deficit
						accumulated
		Warrants	Common			during the
	Common	and agent	stock		Contributed	development
	stock shares	options	amount	Warrants	surplus	stage
			$	$	$	$
Statements of Shareholders’ Equity, U.S. GAAP

Shares issued for cash	37,500,000	—	1,177,562	—	—	—
Shares issued for services	12,500,000	—	10,000	—	—	—
Loss for the period	—	—	—	—	—	(1,250,169)

Balance — December 31, 2003	50,000,000	—	1,187,562	—	—	(1,250,169)

Cash call shareholder contribution	—	—	—	—	200,000	—
Acquisition of Peru Copper Inc.	300,000	—	(124,747)	—	65,810	—
Shares issued for cash	9,428,570	4,714,284	11,764,286	235,714	—	—
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	38,267,577	745,625	—	—
Over allotment of IPO	4,473,750	2,236,875	5,761,986	111,844	—	—
Share issuance costs	—	2,104,223	(5,115,407)	689,037	—	—
Stock-based compensation	—	—	—	—	879,308	—
Loss for the period	—	—	—	—	—	(11,827,458)

Balance — December 31, 2004	94,027,320	23,967,882	51,741,257	1,782,220	1,145,118	(13,077,627)

Shares issued for cash – options exercised	200,000	(200,000)	280,000	—	—	—
Fair value of agent options exercised	—	—	117,410	—	(117,410)	—
Stock-based compensation	—	—	—	—	1,048,158	—
Loss for the period	—	—	—	—	—	(10,731,910)

Balance – June 30, 2005	94,227,320	23,767,882	52,138,667	1,782,220	2,075,866	(23,809,537)

Shares issued for cash – Warrants exercised	3,514,424	(3,514,424)	5,974,511	—	—	—
Warrants expired	—	(1,381)	—	—	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	—	1,246,902	—
Loss for the period	—	—	—	—	—	(9,923,035)

Balance — December 31, 2005	97,741,744	20,252,077	58,801,684	1,093,714	3,322,768	(33,732,572)

Shares issued for cash – Options exercised	463,780	—	666,352	—	—	—
Shares issued for cash – Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	—
Warrants expired	—	(8,084)	—	—	—	—
Fair value of warrants exercised	—	—	1,005,655	(1,005,655)	—
Fair value of options exercised	—	—	391,704	—	(391,704)	—
Stock-based compensation	—	—	—	—	1,435,659	—
Loss for the period	—	—	—	—	—	(22,837,758)

Balance – June 30, 2006	118,318,624	130,893	101,091,595	88,059	4,366,723	(56,570,330)

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)
Recent U.S. accounting pronouncements

In March 2005, FIN 47 was introduced which relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement are conditional on a future event, which may not be within the control of the entity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. This does not have an impact on our financial statements.

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company’s 2006 financial statements and does not impact earnings.

In June 2005, the Emerging Issues Task Force issued EITF 04-06 – Accounting for Post-Production Stripping Costs in the Mining Industry. The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the company’s 2006 financial statements and may result in a GAAP difference based on the proposed Canadian EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry”. EITF04-06 is effective for the Company’s 2006 financial statements and does not impact earnings.

Recent Canadian accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG–13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)
(expressed in U.S. dollars)
Comprehensive Income, Section 1530
This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).